The Sumitomo Trust & Banking Co., Ltd.

NEW YORK BRANCH
527 MADISON AVENUE, NEW YORK, N.Y. 10022
TELEPHONE (212) 326-0600

December 27, 2005

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
U.S.A.

The Sumitomo Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.: 82-4617

Ladies and Gentlemen:

The Sumitomo Trust and Banking Company, Limited, a bank organized as a joint stock company under the laws of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following documents to the Commission:

<u>Notice concerning Establishment of STB Real Estate Investment Management Co., Ltd</u>

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Dlw 1/3

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it in the enclosed postage-paid envelope.

Very truly yours,

The Sumitomo Trust and
Banking Company, Limited

By ____________________

Name: Tsukasa Tanigawa
Title: Joint General Manager

December 27, 2005

The Sumitomo Trust & Banking Co., Ltd.

Establishment of STB Real Estate Investment Management Co., Ltd.

The Sumitomo Trust & Banking Co., Ltd. (STB) decided establishing an advisory company specialized in investment to real estate securitization products. It is established to meet the investment needs of various investors including institutional investors. It will be the first company to be established by the Japanese bank.

As a pioneer of the real estate securitization business, STB has been promoting to convert real estate to financial products and has been contributing to the fusion of real estate market and capital market. As the investment need to real estate securitization products is boosting, STB group will play further important role in the development of real estate investment market by integration of the investment services function to new company and will offer more sound investment opportunities to the investors.

By orchestrating the know how and skills built through long-time experience of STB's real estate broking business, real estate trust, and securitization services, new company will manage core fund of which investment strategy will be to achieve mid to long term stable profitability with diversified investment to prime assets. In addition, it will offer various investment opportunities such as management of value-up fund which will aim value enhancement by active investment manner.

Profile of STB Real Estate Investment Management Co., Ltd.

1. Company name: STB Real Estate Investment Management Co., Ltd.
2. Location of head office: 1-4-4 Marunouchi, Chiyoda-ku, Tokyo
3. Capital: 300 million yen
4. Shareholder: STB 100%
5. Scope of Business:
   - Advisory business investing to anonymous association equities and preferred securities related to real estate securities (Fund management)
   - Real estate management and agency business (Asset management)
   - Other services related the above
6. Start of Business (Plan): December 28, 2005
7. Board members (Plan): President: Takeshi Ariizumi
8. Number of employees (including executives): 15 (at the start of business)

For further information, please contact
Koichi Onaka, Head of IR Office, Financial Management Dept.
Telephone: +81-3-3286-8354 Facsimile: +81-3-3286-4654